

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 12, 2018

Kevin A. Richardson, II
Acting Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024

> **Re:** **SANUWAVE Health, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 13, 2018**
> **File No. 333-213774**

Dear Mr. Richardson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2017 letter.

Calculation of Registration Fee

1. We note your response to prior comment 1; however, given the number of securities sold in your 2016 equity offering as disclosed on page 20, it remains unclear how you calculated that $2,418,900 of securities that remain unsold as you disclose in footnote (5) to your fee table. For guidance, see Section 240.05 of the Division's Securities Act Rules Compliance and Disclosure Interpretations available on the Commission's website. Please revise.

2. When a fee from a prior registration statement is used to offset the fee due on a subsequent registration statement pursuant to Rule 457(p), the offering that included the unsold securities must have been terminated or completed. Therefore, the prospectus in the subsequent registration statement would not be used for the terminated or completed

offering per Rule 429. For guidance, see Section 240.16 of the Division's Securities Act Rules Compliance and Disclosure Interpretations. From footnote 5 and the following paragraph in your fee table, it appears that you seeking to offset the fee related to a prior offering pursuant to Rule 457(p) and use the prospectus in this registration statement for the same offering per Rule 429. Please revise, and state clearly which prior offering has been terminated or completed.

3.   We note your response to prior comment 2. A prospectus relating to a prior registration statement pursuant to Rule 429 should address the transaction registered in the prior registration statement. From the paragraph following footnote (5) to your fee table, it appears that your Rule 429 prospectus relating your previous registration of your issuance of securities is now addressing a different transaction: a resale transaction by selling security holders. Therefore, reliance on Rule 429 is not appropriate for that resale transaction. Please revise.

4.   Revise footnote (4) to be consistent with the 5 business day requirement of Rule 457(c).

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: John C. Ethridge, Jr., Esq.
        Smith, Gambrell & Russell, LLP